UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 11-K

(Mark One)

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended June 30, 2002

OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ______ to ______

Commission File Number 0-3279

A. Full title of the Plan and the address of the Plan, if different from that of the issuer named below:

Kimball International, Inc. Retirement Plan

B. Name of issuer of the securities held pursuant to the Plan and the address of its principal executive office:

Kimball International, Inc.
1600 Royal Street
Jasper, Indiana 47549

KIMBALL INTERNATIONAL, INC.
RETIREMENT PLAN

FINANCIAL STATEMENTS
June 30, 2002 and 2001

KIMBALL INTERNATIONAL, INC. RETIREMENT PLAN
Jasper, Indiana

FINANCIAL STATEMENTS
June 30, 2002 and 2001

CONTENTS

CROWE CHIZEK

REPORT OF INDEPENDENT AUDITORS

Retirement Advisory Committee
Kimball International, Inc. Retirement Plan

We have audited the accompanying statements of net assets available for benefits of the Kimball International, Inc. Retirement Plan (the Plan) as of June 30, 2002 and 2001, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of June 30, 2002 and 2001, and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) as of June 30, 2002 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Crowe, Chizek and Company LLP

Crowe, Chizek and Company LLP

Indianapolis, Indiana
November 13, 2002

KIMBALL INTERNATIONAL, INC. RETIREMENT PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
June 30, 2002 and 2001

	2002	2001
ASSETS		
Investments, at fair value (Note 4)		
Mutual funds	$ 296,074,460	$ 343,540,258
Corporate stocks	3,484,748	8,999,316
Participant loans	4,994,560	-
	304,553,768	352,539,574
Receivable from Kimball International, Inc. (net of forfeitures)	5,940,191	4,917,551
NET ASSETS AVAILABLE FOR BENEFITS	$ 310,493,959	$ 357,457,125

See accompanying notes to financial statements.

KIMBALL INTERNATIONAL, INC. RETIREMENT PLAN
STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
Years ended June 30, 2002 and 2001

	2002	2001
Additions to net assets attributed to:		
Contributions		
Employer	$ 6,491,503	$ 5,878,254
Employee	18,129,210	10,620,734
Investment income		
Interest	274,138	7,006,723
Dividends	10,402,599	4,953,525
Net appreciation (depreciation) in fair value of investments (Note 4)	(31,258,536)	26,606,507
	4,038,914	55,065,743
Deductions from net assets attributed to:		
Payments to participants or their beneficiaries	50,308,090	43,953,266
Forfeitures	693,990	733,583
Administrative expenses	-	2,690,302
Total deductions	51,002,080	47,377,151
Net increase (decrease)	(46,963,166)	7,688,592
NET ASSETS AVAILABLE FOR BENEFITS		
Beginning of year	357,457,125	349,768,533
End of year	$ 310,493,959	$ 357,457,125

See accompanying notes to financial statements.

NOTE 1 - DESCRIPTION OF THE PLAN

The following description of the Kimball International, Inc. Retirement Plan (the Plan) provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

The Plan is a defined contribution retirement plan covering all employees of Kimball International, Inc. and its affiliates who have met certain requirements for participation. The Plan provides for normal retirement at age 65, but includes a provision that allows participants to elect to receive benefits prior to their normal retirement date.

The Plan provides for the Company to contribute at its discretion an amount not to exceed the maximum amount allowable as a deduction to the Company for federal income tax as provided in Code Section 404(a). For the plan year ended June 30, 2001, each participant could elect to contribute not less than one percent, nor more than ten percent, of compensation. Effective July 1, 2001, participants may elect to contribute up to 15% of their compensation. Starting in April 2001, participants direct the investment of their contributions into various investment options offered by the Plan. Currently, the Plan offers thirteen mutual funds and Company stock as investment options for participants.

Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum of $50,000 or 50% of their vested account balance, whichever is less. The loans are secured by the balance in the participant's account and bear interest at rates which are commensurate with local prevailing rates as determined by the Plan administrator.

Upon retirement or termination, a participant shall receive his contributions, the vested portion of the employer contributions and his or her share of the Plan's earnings or losses. Benefits are payable in a lump sum or through a series of annual installments at the election of the participant.

The employer contributions vest as follows:

Plan Year ended June 30, 2002		Plan Year ended June 30, 2001	
Full Years of Credited Service	Percentage Vested Interest	Full Years of Credited Service	Percentage Vested Interest
Fewer than 1	0%	Fewer than 2	10%
1 but fewer than 2	10	2 but fewer than 3	20
2 but fewer than 3	20	3 but fewer than 4	30
3 but fewer than 4	30	4 but fewer than 5	40
4 but fewer than 5	40	5 but fewer than 6	60
5 or more	100	6 but fewer than 7	80
		7 or more	100

A participant is entitled to 100% of his or her account balance upon retirement, death or disability.

(Continued)

NOTE 2 - SUMMARY OF ACCOUNTING POLICIES

General: The Plan was established by Kimball International, Inc. and its participating affiliates (the Company) to provide retirement benefits for participating eligible employees. The governing body for administration of the Plan, the Advisory Committee, consists of seven members. The trustee of the Plan was the Springs Valley Bank & Trust Company prior to April 16, 2001 and The Vanguard Group (Vanguard) as of April 17, 2001 (Note 5).

Basis of Accounting: The financial statements of the Plan are prepared under the accrual method of accounting.

Estimates: The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the Plan administrator to make estimates and assumptions that affect certain reported amounts and disclosures, and actual results may differ from these estimates. It is at least reasonably possible that a significant change may occur in the near term for the estimates of investment valuation.

Risks and Uncertainties: The Plan provides for various investment options in mutual funds and corporate stock. The underlying investment securities are exposed to various risks, such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statement of net assets available for benefits and participants' individual account balances.

Investments: Investments are carried at fair value. The fair value of investments in securities is determined based on the last reported sale for the year on the major security exchanges as quoted in business publications and by security brokers. The amounts shown for securities that have no quoted market price represent estimated fair value.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Allocations to Participants: Through April 16, 2001, net income of the Plan was allocated to the participants at the valuation date based upon the ratio of each participant's average account balance, determined as beginning balance plus one-half of current year contributions less current year distributions, to the total average balances of all participants' accounts before allocating the employer contributions. After April 16, 2001, investment earnings or losses are based on participant account balances. Employer contributions are apportioned in the ratio of compensation paid to each participant to total compensation paid to all participants.

Payment of Benefits: Benefits are recorded when paid.

(Continued)

NOTE 3 - PLAN TERMINATION

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA and its related regulations. In the event of plan termination, participants will become 100% vested in their accounts.

NOTE 4 - INVESTMENTS

The following presents investments that represent 5% or more of the Plan's net assets:

	2002	2001
Vanguard Life Strategy Growth Fund	$ 23,073,541	$ 26,054,929
Vanguard 500 Index	22,921,049	26,104,594
Vanguard Life Strategy Conservative Growth Fund	-	20,712,536
Retirement Savings Trust	29,219,708	33,076,211
Vanguard Total Bond Market Index	32,873,008	33,272,084
Vanguard Life Strategy Moderate Growth Fund	116,967,332	141,153,807

During the years ended June 30, 2002 and 2001, the Plan's investments (including investments bought, sold, and held during the year) appreciated (depreciated) in value as follows:

	2002	2001
Corporate bonds	$ -	$ 1,494,921
U.S. Government obligations	-	5,788,668
Corporate stocks	118,656	10,381,763
Commingled trust fund	-	(2,905,126)
Mutual funds	(31,377,192)	11,846,281
	$ (31,258,536)	$ 26,606,507

(Continued)

NOTE 5 - PARTY-IN-INTEREST TRANSACTIONS

Certain Plan investments at June 30, 2002 and 2001 are shares of mutual funds managed by Vanguard. Vanguard is the custodian as of April 16, 2001; therefore, these transactions qualify as party-in-interest transactions.

The Plan also owns 212,614 and 200,157 shares of Kimball International, Inc. Class B Common Stock at June 30, 2002 and 2001. Dividends received totaled $238,627 and $741,404 for the years ended June 30, 2002 and 2001.

At June 30, 2001, the Plan owned 144,920 shares of SVB & T Corporation, a bank holding company, whose wholly owned subsidiary, the Springs Valley Bank & Trust Company, was the Plan Trustee through April 16, 2001 (Note 2). Trustee fees paid by the plan amounted to $408,118 for the year ended June 30, 2001. The SVB & T Corporation stock was liquidated in February 2002.

Officers and directors of Kimball International, Inc. and the Plan own in excess of fifty percent of the outstanding capital stock of SVB & T Corporation. Dividends received totaled $52,171 for the year ended June 30, 2001.

In addition to the above transactions, the Plan also had a money market savings account at Springs Valley Bank & Trust Company through April 16, 2001 which earned interest at a market rate.

NOTE 6 - TAX STATUS

The Internal Revenue Service has determined and informed the Company by letter dated September 9, 1996, that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code (IRC). The Plan has been amended since receiving the determination letter. However, the Plan administrator believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

NOTE 7 - TERMINATED PARTICIPANTS

Included in net assets available for benefits are amounts allocated to individuals who have withdrawn from the Plan. Amounts allocated to these participants were $9,556,053 at June 30, 2002. There were no such amounts at June 30, 2001.

SUPPLEMENTAL SCHEDULE

KIMBALL INTERNATIONAL, INC. RETIREMENT PLAN
SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
June 30, 2002

Name of plan sponsor: Kimball International, Inc.
Employer identification: 35-0514506
Three-digit plan number: 001

(a)	(b) Identity of Issue, Borrower, or Similar Party	(c) Shares or Principal Amount	(d)[1] Cost	(e) Fair Value
	Mutual Funds			
	Franklin Small Cap Growth Fund	3		$ 72
*	Vanguard Life Strategy Growth Fund	1,451,166		23,073,541
	Artisan Small Cap Value	637,843		8,598,126
*	Vanguard 500 Index	250,970		22,921,049
*	Vanguard Life Strategy Income Fund	844,400		10,521,219
*	Vanguard Life Strategy Conservative Growth	1,077,974		14,401,737
*	Vanguard Windsor II Inv	644,962		15,524,241
*	Retirement Savings Trust	29,219,708		29,219,708
*	Vanguard U.S. Growth	591,914		8,156,588
*	Vanguard Int'l Growth	422,709		6,095,460
*	Vanguard Total Bond Market Index	3,245,114		32,873,008
*	Vanguard Life Strategy Moderate Growth	7,876,588		116,967,332
*	Vanguard Explorer Fund	147,009		7,722,379
	Total Mutual Funds			296,074,460
	Corporate stock			
*	Kimball International, Inc. CL B	212,614		3,484,748
	Participant loans	6.75% - 8.75%		4,994,560
	Total of all investments			$ 304,553,768

*Party-in-interest
[1]Cost information not required as all funds are participant directed.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

KIMBALL INTERNATIONAL, INC.
RETIREMENT PLAN

By: /s/ John H. Kahle

JOHN H. KAHLE
Member, Retirement Plan Advisory Committee

Date: December 23, 2002

Kimball International, Inc. Retirement Plan
Exhibit Index

Exhibit No.	Description
23	Consent of Crowe, Chizek and Company LLP, Independent Auditors, Dated December 23, 2002

INDEPENDENT AUDITORS' CONSENT

We consent to the incorporation by reference in Registration Statement No. 333-56048 of Kimball International, Inc. on Form S-8 of our report dated November 13, 2002 appearing in this Annual Report on Form 11-K of Kimball International, Inc. Retirement Plan for the year ended June 30, 2002

Crowe, Chizek and Company LLP

Crowe, Chizek and Company LLP
Indianapolis, Indiana
December 23, 2002

Exhibit 23